Exhibit 99.1

Psyence Biomedical Ltd. Receives Nasdaq Notifications Regarding Market Value of Listed Securities and Market Value of Publicly Held Shares

NEW YORK, March 15, 2024 — Psyence Biomedical Ltd. (the “Company”) (Nasdaq: PBM) announced that on March 11, 2024, it received two letters from the listing qualifications department staff of The Nasdaq Stock Market (“Nasdaq”), one notifying the Company (the “MVLS Notice”) that for the last 30 consecutive business days, the Company’s Market Value of Listed Securities (“MVLS”) was below the minimum of $50 million required for continued listing on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(A) (the “Market Value Standard”), and the other notifying the Company (the “MVPHS Notice”) that for the last 30 consecutive business days, the Company’s Market Value of Publicly Held Shares (“MVPHS”) was below the minimum of $15 million required for continued listing on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(C) (the “MVPHS Standard”).

The MVLS Notice and the MVPHS Notice are only notifications of deficiencies and have no immediate effect on the listing of the Company’s securities. The Company’s securities continue to trade on Nasdaq.

In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has 180 calendar days, or until September 9, 2024, to regain compliance with the Market Value Standard and the MVPHS Standard. The MVLS Notice states that to regain compliance, the Company’s MVLS must close at $50 million or more for a minimum of ten consecutive business days during the compliance period ending September 9, 2024, at which time Nasdaq will provide written notification that the Company has achieved compliance under the Market Value Standard and the matter will be closed. The MVPHS Notice states that to regain compliance, the Company’s MVPHS must close at $15 million or more for a minimum of ten consecutive business days during the compliance period ending September 9, 2024, at which time Nasdaq will provide written notification that the Company has achieved compliance under the MVPHS Standard and the matter will be closed.

The Company intends to actively monitor its MVLS and MVPHS and will evaluate available options to regain compliance with the Nasdaq continued listing standards. However, there can be no assurance that the Company will be able to regain compliance under the Market Value Standard and the MVPHS Standard, or will otherwise be in compliance with other Nasdaq listing criteria.

About Psyence Biomed:

Psyence Biomedical Ltd is a life science biotechnology company listed on Nasdaq (Nasdaq:PBM), with a focus on natural psychedelics. The Company is developing nature-derived psilocybin mushroom products for the healing of psychological trauma and its mental health consequences in the context of palliative care. Our name “Psyence” combines the words psychedelic and science to affirm our commitment to producing psychedelic medicines developed through evidence-based research. We work to develop advanced natural psilocybin products for clinical research and development.

Learn more at www.psyencebiomed.com and on LinkedIn.

Forward-Looking Statements

The press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, the Company’s ability to regain compliance with the Market Value Standard and the MVPHS Standard, its intentions to actively monitor its MVLS and MVPHS and its plans to evaluate available options to regain compliance with the Market Value Standard and the MVPHS Standard. These statements are based on various assumptions and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties. A more complete discussion of the risks and uncertainties facing the Company is contained in the “Risk Factors” section of the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 of the Company (File No. 333-273553) filed by the Company and other documents of the Company filed, or to be filed, with the Securities and Exchange Commission. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company presently does not know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views as of the date hereof. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact Information

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Phone: +1 416-477-1708

Investor Contact:

Jeremy Feffer

Managing Director

LifeSci Advisors

jfeffer@lifesciadvisors.com